Mail Stop 6010

August 21, 2006

<u>Via U.S. Mail and Facsimile</u>

Mr. Jeffrey Klausner
Chief Financial Officer
InfoSonics Corporation
5880 Pacific Center Blvd.
San Diego, CA 92121

> **Re:** **InfoSonics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 001-32217**

Dear Mr. Klausner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2005 Form 10-K

Report of Independent Registered Public Accounting Firm, page F-ii

1.   Please have your auditors' revise their report to reference "the standards of the
        Public Company Accounting Oversight Board (United States)" rather than GAAS.
        This revision is required since the report is dated after May 24, 2004. Refer to
        PCAOB Auditing Standard 1.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-4

2.   We see that in 2004 you discontinued your mall-based kiosk locations and present
        these operations as discontinued based on the guidance at Statement 144. Please
        tell us why you believe your presentation of cash flows from discontinued
        operations complies with paragraph 26 of Statement 95. When preparing your
        response please note the guidance related thereto in a speech on December 6,
        2005 by Joel Levine at the "2005 Thirty-Third AICPA National Conference on
        Current SEC and PCAOB Developments" which can be found on our website at
        www.sec.gov. Revise this statement as necessary based on our concerns. We
        may have further comment after reviewing your response and revisions.

Note 4 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition and Allowance for Returns, page F-7

3.   We see you indicate herein that as part of the sales process you may perform
        certain valued added services. Please tell us why you do not believe such services
        represent part of a multiple-element sales transaction under EITF 00-21. Also,
        demonstrate why you believe the services are non-perfunctory post-shipment
        transactions that should not impact the timing of revenue recognition on the
        underlying products based on the guidance at SAB 104. We may have further
        comment after reviewing your response.

Note 6 – Intangible Assets, page F-15

4.   We see on January 19, 2005, the Company purchased Primasel S.A. and recorded
        an intangible asset of $504,000, which consists of a management agreement and a
        distribution agreement with values of $378,000 and $126,000, respectively, at
        December 31, 2005. We also see you indicate the management agreement has an
        indefinite life. Please demonstrate why assigning an indefinite useful life to this
        asset is appropriate under Statement 141 and other applicable GAAP. Also, tell
        us your consideration of the impact of the guidance at paragraph 42 of Statement
        141 on your purchase price allocation for this transaction. We may have further
        comment after reviewing your response.

5.   Please revise this Note to include all disclosures required by paragraph 45 of
        Statement 142. Also, clarify if any of your intangibles have finite useful lives and
        are amortized.

June 30, 2006 Form 10-Q

Item 2. Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 13

Other Income (expense), page 21

6.   We see you indicate that during the six months ended June 30, 2006 you had
        income from a non-cash change in fair value of derivative liability relating to the
        January 2006 financing-related warrants of $399,000. We also see this derivative
        liability related to the warrants was classified as equity as of February 17, 2006 in
        accordance with SFAS 133, the date on which a registration statement registering
        the common stock underlying the warrants was declared effective by the SEC and
        that now the warrants are classified as equity. Please tell us why you believe your
        original and current accounting for and presentation of the warrants in your
        financial statements complies with SFAS 133 and EITF 00-19. Address how the
        terms of registration rights agreements and contractual liquidated damage
        provisions impacted your conclusions. We may have further comment after
        reviewing your response.

Reconciliation of Non-GAAP Financial Measures to the Corresponding GAAP Financial
Measures for the Six Months ended June 30, 2006 (unaudited), page 21

7.   We note that you refer to your non-GAAP information as "pro forma" results
        herein and and page 18. The pro forma terminology has very specific meaning in
        accounting literature, as indicated by Article 11 of Regulation S-X. Further, the
        removal of the effects of accounting for share-based payment arrangements in
        accordance with Statement 123R would not meet any of the conditions in Rule
        11-02(b)(6) of Regulation S-X to be reflected as a pro forma adjustment in
        circumstances where pro forma financial information is required under Rule 11-
        01(a) of Regulation S-X for other transactions such as recent or probable business
        combinations. In addition, Item 10(e) of Regulation S-X prohibits presenting non-
        GAAP financial measures on the face of any pro forma financial information
        required to be disclosed by Article 11 of Regulation S-X. Further, a company
        may not present non-GAAP financial measures on the face of the company's
        financial statements prepared in accordance with GAAP or in the accompanying
        notes. Refer to Question 4 of SAB Topic 14-G.   Please revise your presentation
        in future filings to omit the pro forma terminology when referring to your non-
        GAAP information.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
cover letter that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. When sending
supplemental information regarding this filing, please include the following ZIP+4 code
in our address: 20549-6010. Please understand that we may have additional comments
after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jay Webb
Reviewing Accountant